SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Continental Resources, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

212015 10 1

(CUSIP Number)

Eric S. Eissenstat

Senior Vice President, General Counsel, Chief Risk Officer and Secretary

Continental Resources, Inc.

20 N. Broadway

Oklahoma City, Oklahoma 73102

Tel: (405) 234-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON HAROLD G. HAMM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 253,133,465 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 253,133,465 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 253,133,465 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68% (2)
14	TYPE OF REPORTING PERSON IN

(1)	All share numbers presented in this Schedule have been adjusted to reflect the two-for-one stock split of the common stock through a stock dividend distributed to shareholders on September 10, 2014. In addition, the share totals include equity compensation grants since the last amendment to this Schedule that totaled less than 1% of the registrant’s outstanding common stock.
(2)	Based on 371,906,845 shares of common stock outstanding as of February 17, 2015, as reported in the Issuer’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 24, 2015.

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) further amends and restates (where indicated) the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on May 24, 2007 (as amended prior to this Amendment No. 4, and as further amended hereby, the “Schedule 13D”), and relates to the beneficial ownership by Harold G. Hamm of the shares of common stock, par value $0.01 per share (“Common Stock”) of Continental Resources, Inc., an Oklahoma corporation (the “Issuer”). This Amendment No. 4 does not constitute an admission that the changes reported herein are “material” or that this Amendment No. 4 is required to be filed. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. Except as provided herein, all items of the Schedule 13D remain unchanged.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of the date of this Amendment No. 4, Harold G. Hamm beneficially owns 253,133,465 shares of Common Stock, or 68% of the outstanding shares of Common Stock. This percentage is based on 371,906,845 shares of Common Stock outstanding as of February 17, 2015, as reported in the Issuer’s most recent Annual Report on Form 10-K filed with the SEC on February 24, 2015.

Mr. Hamm holds 252,630,931 shares through the Trust, for which he is the trustee and sole beneficiary, and 201,450, 124,000 and 177,084 shares of restricted Common Stock, which vest on February 15, 2016, February 15, 2017 and February 15, 2018, respectively. Share amounts reported in this Amendment No. 4 have been adjusted to reflect the two-for-one stock split of Common Stock through a stock dividend distributed to shareholders on September 10, 2014.

(b) Mr. Hamm has sole voting and dispositive power with respect to 253,133,465 shares of Common Stock.

(c) Mr. Hamm has not effected any transactions in Common Stock since the last filing of an amendment to the Schedule 13D, except that he received a grant of 177,084 shares of restricted Common Stock from the Issuer under its long-term incentive plan on February 20, 2015.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

As of the date of this Amendment No. 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over any securities of the Issuer.

On January 9, 2015, Mr. Hamm obtained a funded personal loan, in connection with which he initially pledged 68,658,325 shares of Common Stock as collateral to secure his obligations under such loan. Mr. Hamm repaid the loan, on February 13, 2015 and, in connection with the termination of the pledge, the pledged shares were returned to Mr. Hamm on February 26, 2015.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description of Exhibit
99.1	Power of Attorney For Executing Forms 3, 4 and 5, Form 144 and Schedules 13D and 13G filed as Exhibit 24 to the Harold G. Hamm’s Form 4 (Commission File No. 001-32886) filed on November 4, 2011 and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 is true, complete and correct.

Date: February 27, 2015

By:	/s/ Eric S. Eissenstat
Eric S. Eissenstat, Attorney-in-Fact